SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

DATED: October 24, 2012

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

85 AKTI MIAOULI STREET, PIRAEUS,

GREECE 185 38

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

NAVIOS MARITIME PARTNERS L.P.

FORM 6-K

Page
Operating and Financial Review	3
Financial Statements Index	F-1

The information contained in this Report is hereby incorporated by reference into the Registration Statement on Form F-3, File No. 333-170284.

Operating and Financial Review

The following is a discussion of the financial condition and results of operations for the three and nine month periods ended September 30, 2012 and 2011 of Navios Maritime Partners L.P. (referred to herein as “we”, “us” or “Navios Partners”). All of the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (“US GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Partners’ 2011 Annual Report filed on Form 20-F with the Securities and Exchange Commission.

This report contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on Navios Partners’ current expectations and observations. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for dry bulk vessels, fluctuation of charter rates, competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission.

Recent Developments

On July 24, 2012, Navios Partners acquired from an unrelated third party the Navios Soleil, a 57,337 dwt Ultra-Handymax vessel built in 2009, for an acquisition cost of $21.1 million in cash consideration.

On July 27, 2012, Navios Partners acquired from an unrelated third party the Navios Helios, a 77,075 dwt Panamax vessel built in 2005, for an acquisition cost of $21.1 million in cash consideration.

On July 31, 2012, Navios Partners entered into a facility agreement with DVB Bank SE and Commerzbank AG for $290.45 million (the “July 2012 Credit Facility”). The July 2012 Credit Facility was entered into to refinance and merge Navios Partners’ two existing facilities consisting of the $260.0 million credit facility dated November 15, 2007 (the “Credit Facility”), as amended, and the $35.0 million credit facility dated May 27, 2011 (the “May 2011 Credit Facility”). The July 2012 Credit Facility matures on November 30, 2017. As of September 30, 2012 the outstanding balance was $281.8 million and is repayable in 20 installments in various amounts during the term of the July 2012 Credit Facility consisting of $0.6 million (one quarterly installment), $7.7 million (17 quarterly installments) and $12.6 million (two quarterly installments) with a final payment of $125.1 million. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds.

On August 8, 2012, Navios Partners entered into a facility agreement with DVB Bank SE and ABN AMRO Bank N.V., and borrowed an amount of $44.0 million (the “August 2012 Credit Facility”) to partially finance the acquisitions of the Navios Buena Ventura, the Navios Helios and the Navios Soleil. The August 2012 Credit Facility matures on February 9, 2018 and is repayable in 22 equal quarterly installments of $0.9 million each with a final balloon payment of $23.7 million to be repaid on the last repayment date. The August 2012 Credit Facility bears interest at a rate of LIBOR plus 350 bps and also requires compliance with certain financial covenants.

Overview

General

Navios Partners is an international owner and operator of dry cargo vessels formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units (conversion excluded the subordinated Series A units) and on June 29, 2012, the outstanding subordinated Series A units converted into 1,000,000 shares of common units.

As of September 30, 2012, there were outstanding: 60,109,163 common units and 1,226,721 general partnership units. Navios Holdings owns a 25.2% interest in Navios Partners, which includes the 2% general partner interest.

Fleet

Our fleet currently consists of twelve active Panamax vessels, seven Capesize vessels and two Ultra-Handymax vessels.

In general, our vessels operate under long-term time charters of three or more years at inception with counterparties that we believe are creditworthy. We may operate vessels in the spot market until the vessels have been fixed under appropriate long-term charters.

The following table provides summary information about our fleet:

Owned Vessels	Type	Built	Capacity (DWT)	Charter Expiration Date	Charter-Out Rate (1)
Navios Apollon	Ultra-Handymax	2000	52,073	February 2013	$12,500	(2)
				February 2014	$13,500	(2)
Navios Soleil	Ultra-Handymax	2009	57,337	November 2012	$9,025
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	September 2015	$12,000	(2)
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Helios	Panamax	2005	77,075	September 2013	$9,738
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984	(3)
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Fantastiks	Capesize	2005	180,265	February 2014	$34,476	(4)
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia(5)	Capesize	2010	179,132	September 2022	$29,356	(6)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(7)
Navios Buena Ventura	Capesize	2010	179,259	October 2020	$29,356	(7)
Long-term Chartered-in Vessels
Navios Prosperity (8)	Panamax	2007	82,535	June 2013	$12,000	(10)
Navios Aldebaran (9)	Panamax	2008	76,500	March 2013	$28,391

(1)	Net time charter-out rate per day (net of commissions). Represents the charter-out rate during the time charter period prior to the time charter expiration date and, if applicable, the charter-out rate under new time charter.
(2)	Profit sharing 50% on the actual results above the period rates.
(3)	Profit sharing 50% above $16,984/ day based on Baltic Exchange Panamax TC Average.
(4)	Amount represents daily rate of insurance proceeds following the default of the original charterer. The vessel has been rechartered to third parties.
(5)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer pays Navios Partners directly.
(6)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(7)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(8)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen ($48.8 million based upon the exchange rate at September 30, 2012) declining each year by 145 million Yen ($1.9 million based upon the exchange rate at September 30, 2012).
(9)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen ($46.2 million based upon the exchange rate at September 30, 2012) declining each year by 150 million Yen ($1.9 million based upon the exchange rate at September 30, 2012).
(10)	Profit sharing: The owners will receive 100% of the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party.

Our Charters

We generate revenues by charging our customers for the use of our vessels to transport their dry bulk commodities. In general, the vessels in our fleet are chartered-out under time charters, which range in length from three to ten years at inception. From time to time, we operate vessels in the spot market until the vessels have been chartered under long-term charters.

For the nine month period ended September 30, 2012, we had 18 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.9%, 16.1% and 13.2%, respectively, of total revenues. For the fiscal year ended December 31, 2011, we had 15 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, and which accounted for approximately 22.2%, 18.5% and 13.2%, respectively, of total revenues. We believe that the combination of the long-term nature of our charters (which provide for the receipt of a fixed fee for the life of the charter) and our management agreement with Navios ShipManagement Inc. (the “Manager”), a wholly- owned subsidiary of Navios Holdings (which provides for a fixed management fee until December 31, 2013), provides us with a strong base of stable cash flows.

Our revenues are driven by the number of vessels in the fleet, the number of days during which the vessels operate and our charter hire rates, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot and long-term market rates at the time of charter;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend undergoing repairs and upgrades in dry dock;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to long-term which may be many years. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. We intend to operate our vessels in the long-term charter market. Please read “Risk Factors” in our 2011 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Trends and Factors Affecting Our Future Results of Operations

We believe the principal factors that will affect our future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which our vessels engage in business. Please read “Risk Factors” in our 2011 Annual Report on Form 20-F for a discussion of certain risks inherent in our business.

Results of Operations

Overview

The financial condition and the results of operations presented for the three and nine month periods ended September 30, 2012 and 2011 of Navios Partners discussed below include the following entities and chartered-in vessels:

Statement of income
Company name	Vessel name	Country of incorporation	2012	2011
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 – 9/30	1/1 – 9/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is	1/1 – 9/30	1/1 – 9/30
Palermo Shipping S.A.	Navios Apollon	Marshall Is	1/1 – 9/30	1/1 – 9/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Chilali Corp.	Navios Aurora II	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Customized Development S.A.	Navios Fulvia	Liberia	1/1 – 9/30	1/1 – 9/30
Kohylia Shipmanagement S.A	Navios Luz	Marshall Is.	1/1 – 9/30	5/19 –9/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/1 – 9/30	5/19 –9/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	6/15 – 9/30	—
Golem Navigation Limited	Navios Soleil	Marshall Is.	5/9 – 9/30	—
Kymata Shipping Co.	Navios Helios	Marshall Is.	6/18 – 9/30	—
Chartered-in vessels
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Other
JTC Shipping and Trading Ltd.(*)	Holding Company	Malta	1/1 – 9/30	1/1 – 9/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/1 – 9/30	1/1 – 9/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 – 9/30	1/1 – 9/30

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, Navios Partners’ condensed consolidated financial position as of September 30, 2012 and the condensed consolidated results of operations for the three and nine months ended September 30, 2012 and 2011. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2011.

FINANCIAL HIGHLIGHTS

The following table presents consolidated revenue and expense information for the three and nine month periods ended September 30, 2012 and 2011.

	Three Month Period ended September 30, 2012 ($ ‘000) (unaudited)	Three Month Period ended September 30, 2011 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2012 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2011 ($ ‘000) (unaudited)
Time charter revenues	$55,540	$48,011	$152,649	$136,490
Time charter expenses	(2,772)	(3,480)	(9,910)	(9,672)
Direct vessel expenses	—	(13)	(25)	(48)
Management fees	(8,452)	(7,093)	(23,009)	(19,607)
General and administrative expenses	(1,322)	(1,186)	(3,874)	(3,578)
Depreciation and amortization	(18,496)	(17,151)	(52,974)	(46,821)
Write-off of intangible asset	—	—	—	(3,979)
Interest expense and finance cost, net	(2,415)	(2,377)	(7,611)	(6,415)
Interest income	24	124	179	755
Other income/(expenses), net	36	(272)	336	(451)

Net income	$22,143	$16,563	$55,761	$46,674

EBITDA(1)	$43,030	$35,980	$116,192	$99,203
Adjusted EBITDA(1)	$43,030	$35,980	$116,192	$103,182
Operating Surplus(1)	$35,642	$29,344	$94,729	$84,540

(1)	EBITDA, Adjusted EBITDA and Operating Surplus are non-GAAP financial measures. See “—Reconciliation of EBITDA to Net Cash from Operating Activities, Adjusted EBITDA Operating Surplus and Available Cash for Distribution” for a description of EBITDA, Adjusted EBITDA and Operating Surplus and a reconciliation of EBITDA, Adjusted EBITDA and Operating Surplus to the most comparable measure under US GAAP.

Period over Period Comparisons

For the Three Month Period ended September 30, 2012 compared to the Three Month Period ended September 30, 2011

Time charter revenues: Time charter revenues for the three month period ended September 30, 2012 increased by $7.5 million or 15.6% to $55.5 million, as compared to $48.0 million for the same period in 2011. The increase was mainly attributable to the acquisition of the Navios Buena Ventura on June 15, 2012, the acquisition of the Navios Soleil on July 24, 2012 and the acquisition of the Navios Helios on July 27, 2012. As a result of the vessel acquisitions, available days of the fleet increased to 1,882 days for the three month period ended September 30, 2012, as compared to 1,656 days for the three month period ended September 30, 2011. Time charter equivalent (“TCE”) increased to $29,341 for the three month period ended September 30, 2012, from $28,992 for the three month period ended September 30, 2011.

Time charter expenses: Time charter expenses for the three month period ended September 30, 2012 decreased by $0.7 million or 20% to $2.8 million, as compared to $3.5 million for the three month period ended September 30, 2011.

Management fees: Management fees for the three month period ended September 30, 2012, increased by $1.4 million or 19.7% to $8.5 million, as compared to $7.1 million for the same period in 2011. The increase was mainly attributable to the acquisition of the Navios Buena Ventura on June 15, 2012, the acquisition of the Navios Soleil on July 24, 2012, the acquisition of the Navios Helios on July 27, 2012 and the increase in fixed management fees effective from November 17, 2011.

In accordance with the Management Agreement entered into by Navios Partners, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,550 per owned Panamax vessel, $5,650 per owned Capesize vessel and $4,650 per owned Ultra-Handymax vessel until December 31, 2013.

General and administrative expenses: General and administrative expenses increased by $0.1 million or 8.3% to $1.3 million for the three month period ended September 30, 2012, as compared to $1.2 million for the same period of 2011. The increase in administrative expenses paid to the Manager was mainly due to the increased number of vessels in Navios Partners’ fleet.

Pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with these services. In October 2011, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. For the three month periods ended September 30, 2012 and 2011, the expenses charged by the Manager for administrative fees were $1.0 million and $0.9 million, respectively. The balance of $0.3 million of general and administrative expenses, for each of the three month periods ended September 30, 2012 and 2011, relate to legal and professional fees, as well as audit and directors’ fees.

Depreciation and amortization: Depreciation and amortization amounted to $18.5 million for the three month period ended September 30, 2012 compared to $17.2 million for the three month period ended September 30, 2011. The increase of $1.3 million or 7.6% was attributable to: (a) an increase in depreciation expense of $0.7 million due to the acquisitions of the Navios Buena Ventura on June 15, 2012, the Navios Soleil on July 24, 2012 and the Navios Helios on July 27, 2012; and (b) an increase in amortization expense of $0.6 million due to the favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contract of the Navios Buena Ventura. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from three to 12 years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the three month period ended September 30, 2012 and 2011 amounted to $2.4 million. The weighted average interest rate for the three month period ended September 30, 2012 and 2011 amounted to 2.63% and 2.59%, respectively, and the weighted average balance outstanding of the credit facilities for the three month period ended September 30, 2012 and 2011 amounted to $330.2 million and $338.0 million, respectively. As of September 30, 2012 and 2011, the outstanding loan balance under Navios Partners’ credit facilities was $325.8 million and $334.0 million, respectively.

Net income: Net income for the three months ended September 30, 2012 amounted to $22.1 million compared to $16.6 million for the three months ended September 30, 2011. The increase in net income of $5.5 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the three month period ended September 30, 2012 of $35.6 million, compared to $29.3 million for the three month period ended September 30, 2011. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA to Net Cash from Operating Activities, Adjusted EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: As Navios Partners’ vessels mainly operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

For the Nine Month Period ended September 30, 2012 compared to the Nine Month Period ended September 30, 2011

Time charter revenues: Time charter revenues for the nine month period ended September 30, 2012 increased by $16.1 million or 11.8% to $152.6 million, as compared to $136.5 million for the same period in 2011. The increase was mainly attributable to the acquisition of the Navios Luz and the Navios Orbiter on May 19, 2011, the acquisition of the Navios Buena Ventura on June 15, 2012, the acquisition of the Navios Soleil on July 24, 2012 and the acquisition of the Navios Helios on July 27, 2012. As a result of the vessel acquisitions, available days of the fleet increased to 5,088 days for the nine month period ended September 30, 2012, as compared to 4,604 days for the nine month period ended September 30, 2011.

Time charter expenses: Time charter expenses for the nine month period ended September 30, 2012 increased by $0.2 million or 2.0% to $9.9 million, as compared to $9.7 million for the nine month period ended September 30, 2011.

Management fees: Management fees for the nine month period ended September 30, 2012, increased by $3.4 million or 17.3% to $23.0 million, as compared to $19.6 million for the same period in 2011. The increase was mainly attributable to the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011, the acquisition of the Navios Buena Ventura on June 15, 2012, the acquisition of the Navios Soleil on July 24, 2012 and the acquisition of the Navios Helios on July 27, 2012 and the increase in fixed management fees effective from November 17, 2011.

In accordance with the management agreement entered into by Navios Partners, the Manager provides all of Navios Partners’ owned vessels with commercial and technical management services for a daily fee of $4,550 per owned Panamax vessel, $5,650 per owned Capesize vessel and $4,650 per owned Ultra-Handymax vessel until December 31, 2013.

General and administrative expenses: General and administrative expenses increased by $0.3 million or 8.3% to $3.9 million for the nine month period ended September 30, 2012, as compared to $3.6 million for the same period of 2011. The increase in administrative expenses paid to the Manager was mainly due to the increased number of vessels in Navios Partners’ fleet.

Pursuant to the Administrative Services Agreement, the Manager provides administrative services and is reimbursed for reasonable costs and expenses incurred in connection with these services. In October 2011, Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017. For the nine month periods ended September 30, 2012 and 2011, the expenses charged by the Manager for administrative fees were $2.8 million and $2.5 million, respectively. The balance of $1.1 million of general and administrative expenses, for each of the nine month periods ended September 30, 2012 and 2011, related to legal and professional fees, as well as audit and directors’ fees.

Depreciation and amortization: Depreciation and amortization amounted to $52.9 million for the nine month period ended September 30, 2012 compared to $46.8 million for the nine month period ended September 30, 2011. The increase of $6.1 million or 13.0% was attributable to: (a) an increase in depreciation expense of $2.1 million due to the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011, the Navios Buena Ventura on June 15, 2012, the Navios Soleil on July 24, 2012, and the Navios Helios on July 27, 2012; and (b) an increase in amortization expense of $4.0 million due to the favorable lease terms that were recognized in relation to the acquisition of the rights on the time charter-out contract of the Navios Buena Ventura. Depreciation of vessels is calculated using an estimated useful life of 25 years from the date the vessel was originally delivered from the shipyard. Intangible assets are amortized over the contract periods, which range from three to 12 years.

Interest expense and finance cost, net: Interest expense and finance cost, net for the nine month period ended September 30, 2012 increased by $1.2 million or 18.8% to $7.6 million, as compared to $6.4 million in the same period of 2011. The increase was mainly due to the higher weighted average interest rate of 2.99% for the nine month period ended September 30, 2012, compared to 2.42% for the same period in 2011, mitigated by the decrease in the weighted average balance outstanding of the credit facilities to $314.2 million for the nine month period ended September 30, 2012 from $327.8 million for the same period in 2011. As of September 30, 2012 and 2011, the outstanding loan balance under Navios Partners’ credit facilities was $325.8 million and $334.0 million, respectively.

Write-off of intangible asset: The Navios Apollon was off-hire due to an engine breakdown and therefore the charter-out contract was terminated. The net book value of the favorable lease term that was attached to the time charter-out contract was $4.0 million and was written-off in the Statement of Income for the nine month period ended September 30, 2011.

Net income: Net income for the nine months ended September 30, 2012 amounted to $55.8 million compared to $46.7 million for the nine months ended September 30, 2011. The increase in net income of $9.1 million was due to the factors discussed above.

Operating surplus: Navios Partners generated operating surplus for the nine month period ended September 30, 2012 of $94.7 million, compared to $84.5 million for the nine month period ended September 30, 2011. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (See “Reconciliation of EBITDA to Net Cash from Operating Activities, Adjusted EBITDA, Operating Surplus and Available Cash for Distribution” contained herein).

Seasonality: As Navios Partners’ vessels operate under long-term charters, the results of operations are not generally subject to the effect of seasonable variations in demand.

Liquidity and Capital Resources

In addition to distributions on our units, our primary short-term liquidity needs are to fund general working capital requirements, cash reserve requirements as per our credit facilities and debt service, while our long-term liquidity needs primarily relate to expansion and investment capital expenditures and other maintenance capital expenditures and debt repayment. Expansion capital expenditures are primarily for the purchase or construction of vessels to the extent the expenditures increase the operating capacity of or revenue generated by our fleet, while maintenance capital expenditures primarily consist of drydocking expenditures and expenditures to replace vessels in order to maintain the operating capacity of or revenue generated by our fleet. Investment capital expenditures are those capital expenditures that are neither maintenance capital expenditures nor expansion capital expenditures.

We anticipate that our primary sources of funds for our short-term liquidity needs will be cash flows from operations. We believe that cash flows from operations will be sufficient to meet our existing short-term liquidity needs for at least the next 12 months. In addition, we filed a shelf registration statement on November 9, 2010 under which we may sell any combination of securities (debt or equity) for up to a total of $500.0 million, approximately $428.0 million of which is currently available.

Generally, our long-term sources of funds derive from cash from operations, long-term bank borrowings and other debt or equity financings. Since we distribute our available cash, we expect that we will rely upon external financing sources, including bank borrowings and the issuance of debt and equity securities, to fund acquisitions and expansion and investment capital expenditures, including opportunities we may pursue under the Omnibus Agreement. We cannot assure you that we will be able to raise the size of our credit facilities or obtaining additional funds on favorable terms.

Cash deposits and cash equivalents in excess of amounts covered by government provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Credit Facilities

As of September 30, 2012, all of our facilities are fully drawn and the total borrowings under the credit facilities amounted to $325.8 million.

On July 31, 2012, Navios Partners entered into the July 2012 Credit Facility for $290.45 million. The July 2012 Credit Facility was entered into to refinance and merge Navios Partners’ two existing facilities consisting of the Credit Facility, as amended, and the May 2011 Credit Facility. The July 2012 Credit Facility matures on November 30, 2017. As of September 30, 2012 the outstanding balance was $281.8 million and is repayable in 20 installments in various amounts during the term of the Loan Agreement consisting of $0.6 million (one quarterly installment), $7.7 million (17 quarterly installments) and $12.6 million (two quarterly installments) with a final payment of $125.1 million. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds.

On August 8, 2012, Navios Partners entered into the August 2012 Credit Facility, and borrowed an amount of $44.0 million to partially finance the acquisitions of the Navios Buena Ventura, the Navios Helios and the Navios Soleil. The August 2012 Credit Facility matures on February 9, 2018 and is repayable in 22 equal quarterly installments of $0.9 million each with a final balloon payment of $23.7 million to be repaid on the last repayment date. The August 2012 Credit Facility bears interest at a rate of LIBOR plus 350 bps and also requires compliance with certain financial covenants.

The Company has no undrawn available facilities. Both facilities require compliance with certain financial covenants. As of September 30, 2012, Navios Partners was in compliance with the financial covenants of its credit facilities.

Liquidity and Capital Resources

The following table presents cash flow information derived from the unaudited condensed consolidated statements of cash flows of Navios Partners for the nine month periods ended September 30, 2012 and 2011.

	Nine Month Period Ended September 30, 2012 ($’000) (Unaudited)	Nine Month Period Ended September 30, 2011 ($’000) (Unaudited)
Net cash provided by operating activities	$115, 457	$96,133
Net cash used in investing activities	$(109,698)	$(120,000)
Net cash (used in)/provided by financing activities	$(30,172)	$22,090

Decrease in cash and cash equivalents	$(24,413)	$(1,777)

Cash provided by operating activities for the nine month period ended September 30, 2012 as compared to the nine month period ended September 30, 2011:

Net cash provided by operating activities increased by $19.3 million to $115.4 million for the nine month period ended September 30, 2012, as compared to $96.1 million for the same period in 2011.

Net income increased by $9.1 million to $55.8 million for the nine month period ended September 30, 2012, from $46.7 million for the nine month period ended September 30, 2011. In determining net cash provided by operating activities for the nine month period ended September 30, 2012, net income was adjusted for the effects of certain non-cash items, including depreciation and amortization of $52.9 million, $0.4 million amortization of deferred financing cost and $0.03 million amortization of deferred dry dock costs. For the period ended September 30, 2011, net income was also adjusted for the effects of certain non-cash items, including depreciation and amortization of $46.8 million, a $4.0 million write-off of intangible assets, $0.4 million amortization of deferred financing cost and $0.05 million amortization of deferred dry dock costs.

Accounts receivable increased by $3.4 million, from $4.8 million at December 31, 2011, to $8.2 million at September 30, 2012 due to the increase in amounts due from charterers.

Prepaid expenses and other current assets decreased by $1.5 million, from $2.2 million at December 31, 2011, to $0.7 million at September 30, 2012 mainly due to the collection of an insurance claim.

Other long term assets increased by $0.2 million, from $0.1 million at December 31, 2011, to $0.3 million at September 30, 2012.

Accounts payable remained the same and amounted to $2.0 million at September 30, 2012 and December 31, 2011.

Accrued expenses increased by $0.2 million from $3.0 million at December 31, 2011 to $3.2 million at September 30, 2012. The primary reasons for the increase were a $0.3 million provision on loss in time charter in progress at the year-end, an increase in accrued voyage expenses by $0.2 million and an increase by $0.2 million in other accrued expenses, partially offset by a decrease in accrued loan interest of $0.5 million.

Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned. Deferred voyage revenue, net of commissions decreased by $6.6 million from $15.1 million at December 31, 2011 to $8.5 million at September 30, 2012. Out of the $8.5 million at September 30, 2012, the amount of $5.9 million represented the short term portion of unamortized deferred revenue received from the counterparty to the Navios Hope.

Amounts due to related parties increased by $14.9 million, from $4.1 million at December 31, 2011, to $19.0 million at September 30, 2012. The main reason was an increase in accrued management fees of $11.0 million, an increase in accrued administrative expenses by $1.1 million and an increase in other payables due to affiliated companies of $2.8 million.

Cash used in investing activities for the nine month period ended September 30, 2012 as compared to the nine month period ended September 30, 2011:

Net cash used in investing activities was $109.7 million for the nine month period ended September 30, 2012 as compared to $120.0 million for the same period in 2011.

On June 15, 2012, Navios Partners acquired from Navios Holdings the Navios Buena Ventura, for a purchase price of $67.5 million. Favorable lease terms recognized through this transaction amounted to $21.2 million for the Navios Buena Ventura and were related to the acquisition of the rights on the time charter-out contract of the vessel. The amount of $46.3 million for the Navios Buena Ventura was classified under vessels, net.

On July 24, 2012, Navios Partners acquired from an unrelated third party the Navios Soleil, for an acquisition cost of $21.1 million in cash consideration.

On July 27, 2012, Navios Partners acquired from an unrelated third party the Navios Helios, for an acquisition cost of $21.1 million in cash consideration.

Cash (used in)/provided by financing activities for the nine month period ended September 30, 2012 as compared to the nine month period ended September 30, 2011:

Net cash (used in)/provided by financing activities decreased by $52.3 million to $30.2 million outflow for the nine month period ended September 30, 2012, as compared to $22.1 million inflow for the same period in 2011.

Cash used in financing activities of $30.2 million for the nine month period ended September 30, 2012 was due to: (a) $68.6 million proceeds from the issuance of 4,600,000 common units in May 2012, net of offering costs; (b) $1.5 million from the issuance of additional general partnership units; and (c) proceeds of $44.0 million on August 8, 2012, under the August 2012 Credit Facility. This overall increase was partially offset by: (a) loan repayments of $44.2 million; (b) payment of a total cash distribution of $79.3 million;(c) payment of $1.1 million financing costs relating to the August 2012 Credit Facility of $44.0 million; and (d) increase of $19.6 million in restricted cash related to the amounts held in retention accounts in order to service debt payments as required by Navios Partners’ credit facilities.

Reconciliation of EBITDA to Net Cash from Operating Activities, Adjusted EBITDA, Operating Surplus and Available Cash for Distribution

	Three Month Period ended September 30, 2012 ($ ‘000) (unaudited)	Three Month Period ended September 30, 2011 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2012 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2011 ($ ‘000) (unaudited)
Net Cash from Operating Activities	$42,960	$34,263	$115, 457	$96,133
Net increase in operating assets	3,993	1,764	2,188	4,435
Net increase in operating liabilities	(6,166)	(2,160)	(8,465)	(2,652)
Net interest cost	2,391	2,253	7,432	5,660
Write-off of intangible asset	—	—	—	(3,979)
Deferred finance charges	(148)	(140)	(420)	(394)

EBITDA(1)	$43,030	$35,980	$116,192	$99,203
Write-off of intangible asset	—	—	—	3,979

Adjusted EBITDA	$43,030	$35,980	$116,192	$103,182
Cash interest income	8	96	196	694
Cash interest paid	(2,455)	(1,904)	(7,732)	(5,596)
Maintenance and replacement capital expenditures	(4,941)	(4,828)	(13,927)	(13,740)

Operating Surplus	$35,642	$29,344	$94,729	$84,540
Cash distribution paid relating to the first half of the year	—	—	(54,486)	(48,768)
Cash reserves	(8,079)	(4,515)	(12,680)	(10,943)

Available cash for distribution	$27,563	$24,829	$27,563	$24,829

(1)	Three Month Period ended September 30, 2012 ($ ‘000) (unaudited)	Three Month Period ended September 30, 2011 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2012 ($ ’000) (unaudited)	Nine Month Period ended September 30, 2011 ($ ‘000) (unaudited)
Net cash provided by operating activities	$42,960	$34,263	$115, 457	$96,133
Net cash used in investing activities	$(50,197)	$—	$(109,698)	$(120,000)
Net cash (used in)/provided by financing activities	$(10,159)	$(37,754)	$(30,172)	$22,090

EBITDA and Adjusted EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

Adjusted EBITDA represents EBITDA plus the non-cash charge of $4.0 million for the write-off of the intangible asset associated with the Navios Apollon charter-out contract.

EBITDA and Adjusted EBITDA are presented because Navios Partners believes that EBITDA and Adjusted EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA is frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Adjusted EBITDA increased by $7.0 million to $43.0 million for the three month period ended September 30, 2012, as compared to $36.0 million for the same period in 2011. The increase in Adjusted EBITDA was due to a $7.5 million increase in revenue following the acquisition of Navios Buena Ventura in June 2012 and the acquisition of Navios Helios and Navios Soleil in July 2012, a $0.7 million decrease in time charter expenses and a $0.3 million increase in other income /(expenses), net. The above increase was partially offset by a $1.4 million increase in management fees and a $0.1 million increase in general and administrative expenses.

Adjusted EBITDA increased by $13.0 million to $116.2 million for the nine month period ended September 30, 2012, as compared to $103.2 million for the same period in 2011. The increase in Adjusted EBITDA was due to a $16.1 million increase in revenue following the acquisitions of the Navios Luz and the Navios Orbiter in May 2011, the acquisition of the Navios Buena Ventura in June 2012 and the acquisition of Navios Helios and Navios Soleil in July 2012 and a $0.8 million increase in other income/ (expense), net. The above increase was partially offset by a $3.4 million increase in management fees, a $0.3 million increase in general and administrative expenses and a $0.2 million increase in time charter expenses.

Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets and are subject to periodic revenue and change by the board of directors of Navios Partners at least once a year, provided that any change must be approved by the conflicts committee of our board of directors.

Operating Surplus is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.

Available Cash

Available Cash generally means, for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the board of directors to:

•	provide for the proper conduct of Navios Partners’ business (including reserve for Maintenance and Replacement Capital Expenditures);

•	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

•	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•

plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available Cash is not required by US GAAP and should not be considered as an alternative to net income or any other indicator of Navios Partners’ performance required by US GAAP.

Borrowings

Navios Partners’ long-term third party borrowings are reflected in its balance sheet as “Long-term debt”. As of September 30, 2012 and December 31, 2011, long-term debt amounted to $298.4 million and $289.4 million, respectively. The current portion of long-term debt amounted to $27.4 million and $36.7 million at September 30, 2012 and December 31, 2011, respectively.

Capital Expenditures

Navios Partners finances its capital expenditures with cash flow from operations, owners’ contribution, equity raising and bank borrowings. Capital expenditures for each of the nine month periods ended September 30, 2012 and 2011 was $109.7 million and $120.0 million, respectively, and related to the acquisition of vessels and intangible assets (see Statements of Cash flows on page F-4). The reserve for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2012 was $4.9 million and $13.9 million, respectively. The reserve for estimated maintenance and replacement capital expenditures for the three and nine month periods ended September 30, 2011 was $4.8 million and $13.7 million, respectively.

Maintenance for our vessels and expenses related to drydocking are included in the fee we pay our Manager under our Management Agreement. In October 2009, we fixed the rate with the Manager for a period of two years until November 2011, while the initial term of the Management Agreement expires in November 2012. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel. The fee we pay to the Manager includes commercial and technical services and any costs associated with scheduled drydockings during the term of the Management Agreement.

Replacement Reserve

We estimate that our annual replacement reserve for the year ending December 31, 2012, will be approximately $19.0 million, for replacing our vessels at the end of their useful lives.

The amount for estimated maintenance and replacement capital expenditures attributable to future vessel replacement was based on the following assumptions: (i) current market price to purchase a five year old vessel of similar size and specifications; (ii) a 25-year useful life; and (iii) a relative net investment rate.

Our Board of Directors, with the approval of the conflicts committee, may determine that one or more of our assumptions should be revised, which could cause our Board of Directors to increase or decrease the amount of estimated maintenance and replacement capital expenditures. The actual cost of replacing the vessels in our fleet will depend on a number of factors, including prevailing market conditions, charter hire rates and the availability and cost of financing at the time of replacement. We may elect to finance some or all of our maintenance and replacement capital expenditures through the issuance of additional common units which could be dilutive to existing unitholders.

Off-Balance Sheet Arrangements

Navios Partners has no off-balance sheet arrangements that have or are reasonably likely to have, a current or future material effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

Contractual Obligations and Contingencies

The following table summarizes Navios Partners’ long-term contractual obligations as of September 30, 2012:

	Payments due by period (Unaudited)
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
	(In thousands of U.S. dollars)
Loan obligations(1)	$27,428	$73,916	$73,916	$150,582	$325,842
Operating lease obligations(2)	$9,864	$10,086	$—	$—	$19,950
Total contractual obligations	$37,292	$84,002	$73,916	$150,582	$345,792

(1)	The amount identified does not include interest costs associated with the outstanding credit facilities which are based on LIBOR plus the costs of complying with any applicable regulatory requirements and a margin ranging from 1.80% to 2.05% per annum.
(2)	These amounts reflect future minimum commitments under charter-in contracts, net of commissions. As of September 30, 2012, Navios Partners had entered into charter-in agreements for two of its vessels (the Navios Prosperity and the Navios Aldebaran). The Navios Prosperity is a chartered-in vessel until June 2014 for seven years with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Prosperity after June 2012 at a purchase price that is initially 3.8 billion Japanese Yen ($48.8 million based on the exchange rate at September 30, 2012), declining pro rata each year by 145 million Japanese Yen ($1.9 million based on the exchange rate at September 30, 2012). The Navios Aldebaran is a chartered-in vessel for seven years until March 2015 with options to extend for two one-year periods. Navios Partners has the option to purchase the Navios Aldebaran after March 2013 at a purchase price that is initially 3.6 billion Japanese Yen ($46.2 million based on the exchange rate at September 30, 2012) declining pro rata each year by 150 million Japanese Yen ($1.9 million based on the exchange rate at September 30, 2012).

The following table reflects certain key indicators indicative of the performance of Navios Partners and its core fleet performance for the three and nine month periods ended September 30, 2012 and 2011.

	Three Month Period ended September 30, 2012 (unaudited)	Three Month Period ended September 30, 2011 (unaudited)	Nine Month Period ended September 30, 2012 (unaudited)	Nine Month Period ended September 30, 2011 (unaudited)
Available Days(1)	1,882	1,656	5,088	4,604
Operating Days(2)	1,870	1,504	5,072	4,317
Fleet Utilization(3)	99.4%	90.8%	99.7%	93.8%
Time Charter Equivalent (per day)(4)	$29,341	$28,992	$29,513	$29,646
Vessels operating at period end	21	18	21	18

(1)	Available days for the fleet represent total calendar days the vessels were in Navios Partners’ possession for the relevant period after subtracting off-hire days associated with scheduled repairs, dry dockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Partners’ vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels.
(4)	TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Cash Distribution Policy

Rationale for Our Cash Distribution Policy

Our cash distribution policy reflects a basic judgment that our unitholders are better served by distributing our cash available (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves) rather than retaining it. As we believe we will generally finance any expansion capital expenditures from external financing sources or through equity raising, we believe that our investors are best served by our distributing our available cash. Our cash distribution policy is consistent with the terms of our partnership agreement, which requires that we distribute all of our available cash quarterly (after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves).

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that unitholders will receive quarterly distributions from us. Our distribution policy is subject to certain restrictions and may be changed at any time.

Our ability to make distributions to our unitholders depends on the performance of our subsidiaries and their ability to distribute funds to us. The ability of our subsidiaries to make distributions to us may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations.

Minimum Quarterly Distribution

We intend to distribute to the holders of common units on a quarterly basis at least the minimum quarterly distribution of $0.35 per unit, or $1.40 per unit per year, to the extent we have sufficient cash on hand to pay the distribution after we establish cash reserves and pay fees and expenses. The amount of available cash from Operating Surplus needed to pay the minimum quarterly distribution for four quarters on all units outstanding and the related distribution on the 2.0% general partner interest is approximately $85.9 million. There is no guarantee that we will pay the minimum quarterly distribution on the common units in any quarter. Even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our policy and the decision to make any distribution is determined by our board of directors, taking into consideration the terms of our partnership agreement. We are prohibited from making any distributions to unitholders if it would cause an event of default, or an event of default exists, under our existing credit agreements.

On January 24, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2011 of $0.44 per unit. The distribution was paid on February 14, 2012 to all holders of record of common and general partner units (not including holders of subordinated Series A units) on February 9, 2012. The aggregate amount of the declared distribution was $24.8 million.

On April 25, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2012 of $0.44 per unit. The distribution was paid on May 14, 2012 to all holders of record of common and general partner units (not including holders of subordinated Series A units) on May 10, 2012. The aggregate amount of the declared distribution was $26.9 million.

On July 23, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2012 of $0.4425 per unit. The distribution was paid on August 13, 2012 to all holders of record of common and general partner units on August 8, 2012. The aggregate amount of the declared distribution was $27.6 million.

On October 18, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2012 of $0.4425 per unit. The distribution is payable on November 13, 2012 to all holders of record of common and general partner units on November 8, 2012. The aggregate amount of the declared distribution is anticipated to be $27.6 million.

Subordination period

During the subordination period, the common units had the right to receive distributions of available cash from Operating Surplus in an amount equal to the minimum quarterly distribution of $0.35 per unit, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions of available cash from Operating Surplus may be made on the subordinated units (other than the subordinated Series A units). Distribution arrearages do not accrue on the subordinated units. The purpose of the subordinated units was to increase the likelihood that during the subordination period there was available cash to be distributed on the common units.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units, excluding the subordinated Series A units, converted into 7,621,843 shares of common units and on June 29, 2012, the outstanding subordinated Series A units converted into 1,000,000 shares of common units.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive an increasing percentage of quarterly distributions of available cash from Operating Surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest, subject to restrictions in the partnership agreement. Except for transfers of incentive distribution rights to an affiliate or another entity as part of our general partner’s merger or consolidation with or into, or sale of substantially all of its assets to such entity, the approval of a majority of our common units (excluding common units held by our general partner and its affiliates), voting separately as a class, generally is required for a transfer of the incentive distribution rights to a third party prior to December 31, 2017.

The following table illustrates the percentage allocations of the additional available cash from Operating Surplus among the unitholders and our general partner up to the various target distribution levels. The amounts set forth under “Marginal Percentage Interest in Distributions” are the percentage interests of the unitholders and our general partner in any available cash from Operating Surplus we distribute up to and including the corresponding amount in the column “Total Quarterly Distribution Target Amount,” until available cash from Operating Surplus we distribute reaches the next target distribution level, if any. The percentage interests shown for the unitholders and our general partner for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests shown for our general partner assume that our general partner maintains its 2.0% general partner interest and assume our general partner has not transferred the incentive distribution rights.

	Total Quarterly Distribution Target Amount	Marginal Percentage Interest in Distributions
		Common and Subordinated Unitholders (1) (2)	General Partner
Minimum Quarterly Distribution	$0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

(1)	As of January 1, 2012, all subordinated units, excluding subordinated Series A units, were converted to common units.
(2)	As of June 29, 2012, all subordinated Series A units were converted to common units.

Related Party Transactions

Management fees: Pursuant to the Management Agreement dated November 16, 2007, which was revised in October 2009, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4,500 daily rate per Ultra-Handymax vessel; (b) $4,400 daily rate per Panamax vessel; and (c) $5,500 daily rate per Capesize vessel for the two-year period that ended on November 16, 2011. In October 2011, Navios Partners extended the duration of its existing Management Agreement with the Manager until December 31, 2017 and fixed the rate for shipmanagement services of its owned fleet through December 31, 2013. The new management fees are: (a) $4,650 daily rate per Ultra-Handymax vessel; (b) $4,550 daily rate per Panamax vessel; and (c) $5,650 daily rate per Capesize vessel.

This daily fee covers all of the vessels’ operating expenses, including the cost of dry dock and special surveys. Total management fees for the three and nine month period ended September 30, 2012 amounted to $8.5 million and $23.0 million, respectively. Total management fees for the three and nine month periods ended September 30, 2011 amounted to $7.1 million and $19.6 million, respectively.

General and administrative expenses: Pursuant to the Administrative Services Agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the three and nine month periods ended September 30, 2012 amounted to $1.0 million and $2.8 million, respectively. Total general and administrative expenses charged by Navios Holdings for the three and nine month periods ended September 30, 2011 amounted to $0.9 million and $2.5 million, respectively.

Balance due to related parties: Included in the current liabilities as of September 30, 2012 was an amount of $19.0 million, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of the management fees outstanding that amounted to $15.8 million, and administrative service fees and other payables that amounted to $3.2 million. Amounts due to related parties as of December 31, 2011 was $4.1 million.

Vessels: On June 15, 2012, Navios Partners acquired from Navios Holdings the Navios Buena Ventura for a purchase price of $67.5 million. Favorable lease terms recognized through this transaction amounted to $21.2 million and were related to the acquisition of the rights on the time charter-out contract of the vessel.

On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz, for a purchase price of $78.0 million, and the Navios Orbiter, for a purchase price of $52.0 million. Favorable lease terms recognized through this transaction amounted to $22.9 million for the Navios Luz and $20.9 million for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price for the two vessels consisted of the issuance of 507,916 common units valued at $10.0 million to Navios Holdings and cash of $120.0 million. The number of common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business day period immediately prior to the date of the acquisition of the vessel. For accounting purposes, the transaction was valued based on the closing price of the day of the transaction, which was $19.61.

In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon. The term of this charter is approximately two years commencing in February 2012, at a daily rate of $12,500 net per day for the first year and $13,500 net per day for the second year, plus 50/50 profit sharing based on actual earnings. For the nine month period ended September 30, 2012, the total revenue of Navios Partners from Navios Holdings amounted to $2.9 million.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity. The term of this charter is approximately one year commencing in May 2012, at a daily rate of $12,000 net per day plus profit sharing the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party. For the nine month period ended September 30, 2012, the total revenue of Navios Partners from Navios Holdings amounted to $1.4 million.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra. The term of this charter is approximately three years commencing in October 2012, at a daily rate of $12,000 net per day, plus 50/50 profit sharing based on actual earnings.

Others: Navios Partners has entered into an Omnibus Agreement with Navios Holdings pursuant to which Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The Omnibus Agreement, however, contains significant exceptions that allows Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Maritime Acquisition Corporation, or Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units (conversion excluded the subordinated Series A units). On June 29, 2012, in accordance with the terms of the partnership agreement, the outstanding subordinated Series A units converted into 1,000,000 shares of common units. As of September 30, 2012, Navios Holdings held a total of 14,223,763 common units, representing a 23.2% common interest in Navios Partners. Subsequent to the end of the subordination period, and upon their conversion into common units, these units have the same distribution rights as all other common units.

Quantitative and Qualitative Disclosures about Market Risks

Foreign Exchange Risk

Our functional and reporting currency is the U.S. dollar. We engage in worldwide commerce with a variety of entities. Although our operations may expose us to certain levels of foreign currency risk, our transactions are predominantly U.S. dollar denominated. Transactions in currencies other than U.S. dollars are translated at the exchange rate in effect at the date of each transaction. Differences in exchange rates during the period between the date a transaction denominated in a foreign currency is consummated and the date on which it is either settled or translated, are recognized.

Interest Rate Risk

Borrowings under our credit facilities bear interest at rate based on a premium over U.S.$ LIBOR. Therefore, we are exposed to the risk that our interest expense may increase if interest rates rise. For the nine month period ended September 30, 2012, we paid interest on our outstanding debt at a weighted average interest rate of 2.99%. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2012 by $1.2 million. For the nine month period ended September 30, 2011, we paid interest on our outstanding debt at a weighted average interest rate of 2.42%. A 1% increase in LIBOR would have increased our interest expense for the nine month period ended September 30, 2011 by $2.4 million.

Concentration of Credit Risk

Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable. We closely monitor our exposure to customers for credit risk. We have policies in place to ensure that we trade with customers with an appropriate credit history. For the nine month period ended September 30, 2012, we had 17 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd, Mitsui O.S.K. Lines Ltd and Samsun Logix, which accounted for approximately 22.9%, 16.1% and 13.2%, respectively, of total revenues. For the fiscal year ended December 31, 2011, we had 15 charter counterparties, the most significant of which were Cosco Bulk Carrier Co., Ltd., Mitsui O.S.K. Lines, Ltd. and Samsun Logix, which accounted for approximately 22.2%, 18.5% and 13.2%, respectively, of total revenues. Although we do not obtain rights to collateral, we maintain counterparty insurance which we re-assess on a quarterly basis to help reduce our credit risk.

In addition, we have insured our charter-out contracts for credit default through an AA rated insurance company in the European Union.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Inflation

Inflation has had a minimal impact on vessel operating expenses, dry docking expenses and general and administrative expenses. Our management does not consider inflation to be a significant risk to direct expenses in the current and foreseeable economic environment.

Recent Accounting Pronouncements

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Partners adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Partners beginning in the first quarter of fiscal 2012. The adoption of the new standards did not have a significant impact on Navios Partners’ consolidated financial statements.

Critical Accounting Policies

Navios Partners’ interim consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Partners to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management.

Navios Partners’ most critical accounting policies and estimates are those that involve subjective decisions or assessments and are included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2011. There were no material changes to these critical accounting policies during the three and nine months ended September 30, 2012.

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars except unit amounts)

	Notes	September 30, 2012	December 31, 2011
		(unaudited)
ASSETS
Current assets
Cash and cash equivalents	3	$23,665	$48,078
Restricted cash	3	28,066	8,468
Accounts receivable, net		8,226	4,835
Prepaid expenses and other current assets		729	2,177

Total current assets		60,686	63,558

Vessels, net	4	730,426	667,213
Deferred financing costs, net		3,133	2,466
Other long term assets		325	106
Intangible assets	5	170,092	176,581

Total non-current assets		903,976	846,366

Total assets		$964,662	$909,924

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable		$1,985	$2,022
Accrued expenses		3,176	2,986
Deferred voyage revenue	6	8,530	10,920
Current portion of long-term debt	7	27,428	36,700
Amounts due to related parties	13	19,009	4,077

Total current liabilities		60,128	56,705

Long-term debt	7	298,414	289,350
Deferred voyage revenue	6	—	4,230

Total non-current liabilities		298,414	293,580

Total liabilities		358,542	350,285

Commitments and contingencies	12	—	—
Partners’ capital:
Common Unitholders (60,109,163 and 46,887,320 units issued and outstanding at September 30, 2012 and December 31, 2011, respectively)	14	604,282	729,550
Subordinated Unitholders (0 and 7,621,843 units issued and outstanding at September 30, 2012 and December 31, 2011, respectively)	14	—	(177,969)
General Partner (1,226,721 units and 1,132,843 issued and outstanding at September 30, 2012 and December 31, 2011, respectively)	14	1,838	1,976
Subordinated Series A Unitholders (0 and 1,000,000 units issued and outstanding at September 30, 2012 and December 31, 2011, respectively)	14	—	6,082

Total partners’ capital		606,120	559,639

Total liabilities and partners’ capital		$964,662	$909,924

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. dollars except unit prices and amounts)

	Notes	Three Month Period ended September 30, 2012 ($ ‘000) (unaudited)	Three Month Period ended September 30, 2011 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2012 ($ ‘000) (unaudited)	Nine Month Period ended September 30, 2011 ($ ‘000) (unaudited)
Time charter revenues	10	$55,540	$48,011	$152,649	$136,490
Time charter expenses		(2,772)	(3,480)	(9,910)	(9,672)
Direct vessel expenses		—	(13)	(25)	(48)
Management fees	13	(8,452)	(7,093)	(23,009)	(19,607)
General and administrative expenses	13	(1,322)	(1,186)	(3,874)	(3,578)
Depreciation and amortization	4,5	(18,496)	(17,151)	(52,974)	(46,821)
Write-off of intangible asset		—	—	—	(3,979)
Interest expense and finance cost, net	7	(2,415)	(2,377)	(7,611)	(6,415)
Interest income		24	124	179	755
Other income / (expenses), net		36	(272)	336	(451)

Net income		$22,143	$16,563	$55,761	$46,674

Earnings per unit (see note 14):

	Three Month Period ended September 30, 2012 (unaudited)	Three Month Period ended September 30, 2011 (unaudited)	Nine Month Period ended September 30, 2012 (unaudited)	Nine Month Period ended September 30, 2011 (unaudited)
Net income	$22,143	$16,563	$55,761	$46,674
Earnings per unit:
Common unit (basic and diluted)	$0.36	$0.35	$0.95	$0.98
Subordinated unit (basic and diluted)	$—	$—	$—	$0.22
General partner unit (basic and diluted)	$0.36	$0.29	$0.94	$0.85
Subordinated Series A units (basic and diluted)	$—	$—	$—	$—

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Nine Month Period Ended September 30, 2012 (unaudited)	Nine Month Period Ended September 30, 2011 (unaudited)
OPERATING ACTIVITIES
Net income		$55,761	$46,674

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,5	52,974	46,821
Write-off of intangible asset		—	3,979
Amortization of deferred financing cost		420	394
Amortization of deferred dry dock costs		25	48

Changes in operating assets and liabilities:
Increase in restricted cash	3	(1)	(1)
Increase in accounts receivable		(3,391)	(5,012)
Decrease in prepaid expenses and other current assets		1,448	522
(Increase)/decrease in other long term assets		(244)	56
(Decrease)/increase in accounts payable		(37)	1,183
Increase in accrued expenses		190	476
Decrease in deferred voyage revenue		(6,620)	(5,819)
Increase in amounts due to related parties		14,932	6,812

Net cash provided by operating activities		115,457	96,133

INVESTING ACTIVITIES:
Acquisition of vessels	4	(88,505)	(76,220)
Acquisition of intangibles	5	(21,193)	(43,780)

Net cash used in investing activities		(109,698)	(120,000)

FINANCING ACTIVITIES:
Cash distributions paid	14	(79,315)	(70,669)
Proceeds from issuance of general partner units	9	1,472	2,052
Proceeds from issuance of common units, net of offering costs	9	68,563	86,288
Proceeds from long term debt	7	44,000	35,000
Increase in restricted cash	3	(19,596)	(7,642)
Repayment of long-term debt and payment of principal		(44,208)	(22,525)
Debt issuance costs	7	(1,088)	(414)

Net cash (used in)/ provided by financing activities		(30,172)	22,090

Decrease in cash and cash equivalents		(24,413)	(1,777)

Cash and cash equivalents, beginning of period		48,078	51,278

Cash and cash equivalents, end of period		$23,665	$49,501

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest		$7,732	$5,596
Issuance of common units to Navios Holdings related to the acquisition of Navios Luz and Navios Orbiter in May 2011		$—	$9,960

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN PARTNERS’ CAPITAL

(Expressed in thousands of U.S. dollars except unit prices and amounts)

			Limited Partners
	General Partner		Common Unitholders		Subordinated Unitholders		Subordinated Series A Unitholders		Total Partners’ Capital
	Units		Units		Units		Units
Balance December 31, 2010	1,028,599	$1,685	41,779,404	$651,965	7,621,843	$(168,229)	1,000,000	$6,082	$491,503
Cash distribution paid	—	(2,223)	—	(58,538)	—	(9,908)	—	—	(70,669)
Issuance of units for vessel acquisitions	—	—	507,916	9,960	—	—	—	—	9,960
Proceeds from issuance of common units, net of offering costs (see note 9)	—	—	4,600,000	86,288	—	—	—	—	86,288
Proceeds from issuance of general partners units (see note 9)	104,244	2,052	—	—	—	—	—	—	2,052
Net income	—	934	—	44,095	—	1,645	—	—	46,674

Balance September 30, 2011 (unaudited)	1,132,843	$2,448	46,887,320	$733,770	7,621,843	$(176,492)	1,000,000	$6,082	$565,808

Balance December 31, 2011	1,132,843	$1,976	46,887,320	$729,550	7,621,843	$(177,969)	1,000,000	$6,082	$559,639
Conversion of subordinated units into common units	—	—	7,621,843	(177,969)	(7,621,843)	177,969	—	—	—
Conversion of subordinated Series A units into common units	—	—	1,000,000	6,082	—	—	(1,000,000)	(6,082)	—
Proceeds from issuance of common units, net of offering costs (see note 9)	—	—	4,600,000	68,563	—	—	—	—	68,563
Proceeds from issuance of general partners units (see note 9)	93,878	1,472	—	—	—	—	—	—	1,472
Cash distribution paid	—	(2,725)	—	(76,590)	—	—	—	—	(79,315)
Net income	—	1,115	—	54,646	—	—	—	—	55,761

Balance September 30, 2012 (unaudited)	1,226,721	$1,838	60,109,163	$604,282	—	$—	—	$—	$606,120

See unaudited condensed notes to consolidated financial statements

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 1 — DESCRIPTION OF BUSINESS

Navios Maritime Partners L.P. (“Navios Partners”), is an international owner and operator of dry cargo vessels, formed on August 7, 2007 under the laws of the Republic of the Marshall Islands by Navios Maritime Holdings Inc. (“Navios Holdings”), a vertically integrated seaborne shipping and logistics company with over 55 years of operating history in the drybulk shipping industry. Navios GP L.L.C. (the “General Partner”), a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2% general partner interest in Navios Partners.

Navios Partners is engaged in the seaborne transportation services of a wide range of drybulk commodities including iron ore, coal, grain and fertilizer, chartering its vessels under medium to long-term charters. The operations of Navios Partners are managed by Navios ShipManagement Inc., a subsidiary of Navios Holdings (the “Manager”) from its offices in Piraeus, Greece.

Pursuant to the initial public offering (“IPO”) on November 16, 2007, Navios Partners entered into the following agreements:

(a) a management agreement with the Manager pursuant to which the Manager provides Navios Partners commercial and technical management services;

(b) an administrative services agreement with the Manager pursuant to which the Manager provides Navios Partners administrative services; and

(c) an omnibus agreement with Navios Holdings (“Omnibus Agreement”), governing, among other things, when Navios Partners and Navios Holdings may compete against each other as well as rights of first offer on certain drybulk carriers.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 common units (conversion excluded the subordinated Series A units) and on June 29, 2012, in accordance with the terms of the partnership agreement, the outstanding subordinated Series A units converted into 1,000,000 common units.

As of September 30, 2012, there were outstanding: 60,109,163 common units and 1,226,721 general partnership units. Navios Holdings owns a 25.2% interest in Navios Partners, which includes the 2% general partner interest.

NOTE 2 — BASIS OF PRESENTATION

The accompanying interim consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (US GAAP).

The accompanying consolidated financial statements include the following entities and chartered-in vessels:

		Country of incorporation	Statement of income
Company name	Vessel name		2012	2011
Chilali Corp.	Navios Aurora II	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Surf Maritime Co.	Navios Pollux	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Pandora Marine Inc.	Navios Melodia	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Customized Development S.A.	Navios Fulvia	Liberia	1/1 — 9/30	1/1 — 9/30
Orbiter Shipping Corp.	Navios Orbiter	Marshall Is.	1/1 — 9/30	5/19 — 9/30
Kohylia Shipmanagement S.A	Navios Luz	Marshall Is.	1/1 — 9/30	5/19 — 9/30
Floral Marine Ltd.	Navios Buena Ventura	Marshall Is.	6/15 — 9/30	—
Golem Navigation Limited	Navios Soleil	Marshall Is.	5/9— 9/30	—
Kymata Shipping Co.	Navios Helios	Marshall Is.	6/18— 9/30	—
Chartered-in vessel
Prosperity Shipping Corporation	Navios Prosperity	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aldebaran Shipping Corporation	Navios Aldebaran	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Other
JTC Shipping and Trading Ltd. (*)	Holding Company	Malta	1/1 — 9/30	1/1 — 9/30
Navios Maritime Partners L.P.	N/A	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Navios Maritime Operating LLC	N/A	Marshall Is.	1/1 — 9/30	1/1 — 9/30

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

		Country of incorporation	Statement of income
Company name	Vessel name		2012	2011
Libra Shipping Enterprises Corporation	Navios Libra II	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Alegria Shipping Corporation	Navios Alegria	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Felicity Shipping Corporation	Navios Felicity	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Gemini Shipping Corporation	Navios Gemini S	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Galaxy Shipping Corporation	Navios Galaxy I	Marshall Is	1/1 — 9/30	1/1 — 9/30
Fantastiks Shipping Corporation	Navios Fantastiks	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Aurora Shipping Enterprises Ltd.	Navios Hope	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Palermo Shipping S.A.	Navios Apollon	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Sagittarius Shipping Corporation	Navios Sagittarius	Marshall Is.	1/1 — 9/30	1/1 — 9/30
Hyperion Enterprises Inc.	Navios Hyperion	Marshall Is.	1/1 — 9/30	1/1 — 9/30

(*)	Not a vessel-owning subsidiary and only holds right to a charter-in contract.

The accompanying interim condensed consolidated financial statements of Navios Partners are unaudited, but, in the opinion of management, contain all adjustments necessary to present a fair statement of results, in all material respects, Navios Partners’ condensed consolidated financial position as of September 30, 2012 and December 31, 2011 and the condensed consolidated results of operations for the three and nine months ended September 30, 2012 and 2011. The footnotes are condensed as permitted by the requirements for interim financial statements and, accordingly, do not include information and disclosures required under US GAAP for complete financial statements. All such adjustments are deemed to be of a normal, recurring nature. The results of operations for the interim periods are not necessarily indicative of the results to be expected for the full year. These financial statements should be read in conjunction with the audited consolidated financial statements and related notes included in Navios Partners’ Annual Report on Form 20-F for the year ended December 31, 2011.

NOTE 3 — CASH AND CASH EQUIVALENTS

Cash and cash equivalents consist of the following:

	September 30, 2012	December 31, 2011
Cash on hand and at banks	$12,514	$20,704
Short term deposits and highly liquid funds	11,151	27,374

Total cash and cash equivalents	$23,665	$48,078

Short term deposits and highly liquid funds relate to amounts held in banks for general financing purposes. As of September 30, 2012, Navios Partners held time deposits of $10,328 and money market funds of $823 with duration of less than three months. As of December 31, 2011, Navios Partners held time deposits of $25,281 and money market funds of $2,093 with duration of less than three months.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Partners does maintain cash deposits and equivalents in excess of government-provided insurance limits. Navios Partners also minimizes exposure to credit risk by dealing with a diversified group of major financial institutions.

Restricted cash includes an amount of $27,238 held in retention and pledged accounts as required by Navios Partners’ credit facilities and an amount of $828 to guarantee a claim related to an owned vessel. As of September 30, 2012 and December 31, 2011, the restricted cash held in retention accounts was $28,066 and $8,468, respectively.

NOTE 4 — VESSELS, NET

Vessels	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2010	$678,725	$(66,367)	$612,358
Additions	86,180	(31,325)	54,855

Balance December 31, 2011	$764,905	$(97,692)	$667,213
Additions	88,505	(25,292)	63,213

Balance September 30, 2012	$853,410	$(122,984)	$730,426

On June 15, 2012, Navios Partners acquired from Navios Holdings the Navios Buena Ventura for a purchase price of $67,500 of which $46,307 was allocated to the vessel and $21,193 allocated to the acquired time charter-out contract with favorable leases.

On July 24, 2012, Navios Partners acquired the Navios Soleil, a 57,337 dwt Ultra-Handymax vessel built in 2009, for an acquisition cost of $21,070 in cash consideration.

On July 27, 2012, Navios Partners acquired the Navios Helios, a 77,075 dwt Panamax vessel built in 2005, for an acquisition cost of $21,128 in cash consideration.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

On May 19, 2011, Navios Partners acquired from Navios Holdings the Navios Luz for a purchase price of $78,000 and the Navios Orbiter for a purchase price of $52,000. The purchase price consisted of 507,916 common units issued to Navios Holdings and $120,000 cash. The number of common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the acquisition. For accounting purposes, the common units were valued based on the closing price on the day of the transaction, which was $19.61. Favorable lease terms recognized through this transaction amounted to $22,879 for the Navios Luz and $20,901 for the Navios Orbiter and were related to the acquisition of the rights on the time charter out contract of the vessels. The amounts of $55,097 for the Navios Luz and the amount of $31,083 for the Navios Orbiter were classified under vessels, net.

NOTE 5—INTANGIBLE ASSETS

Intangible assets and unfavorable leases terms as of September 30, 2012 and December 31, 2011 consisted of the following:

	Cost	Accumulated Amortization	Net Book Value
Total favorable lease terms charter-out December 31, 2010	$191,874	$(21,783)	$170,091
Additions	43,780	(33,311)	10,469
Write-off of intangible asset	(8,319)	4,340	(3,979)

Total favorable lease terms charter-out December 31, 2011	$227,335	$(50,754)	$176,581

Additions	21,193	(27,682)	(6,489)

Total favorable lease terms charter-out September 30, 2012	$248,528	$(78,436)	$170,092

Amortization (expense)/income of unfavorable and favorable lease terms for the three and nine month periods ended September 30, 2012 and 2011 is presented in the following table:

	Three Month Period Ended			Nine Month Period Ended
	September 30, 2012		September 30, 2011	September 30, 2012	September 30, 2011
Unfavorable lease terms	$		$—	$—	$665
Favorable lease terms charter-out		(9,612)	(8,982)	(27,682)	(24,331)

Total		$(9,612)	$(8,982)	$(27,682)	$(23,666)

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

The aggregate amortization of the intangibles for the 12-month periods ended September 30 are estimated to be as follows:

Year	Amount
2013	$38,451
2014	31,240
2015	23,934
2016	17,526
2017	17,526
2018 and thereafter	41,415

$170,092

On June 15, 2012, Navios Partners acquired from Navios Holdings, the Navios Buena Ventura for a purchase price of $67,500 of which $46,307 was allocated to the vessel and $21,193 allocated to the acquired time charter-out contract with favorable leases.

On May 19, 2011, Navios Partners purchased from Navios Holdings, the Navios Luz, a 2010 built Capesize vessel and the Navios Orbiter, a 2004 built Panamax vessel. Favorable lease terms recognized through this transaction amounted to $22,879 for the Navios Luz and $20,901 for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels.

Intangible assets subject to amortization are amortized using straight line method over their estimated useful lives to their estimated residual value of zero. The weighted average useful lives are 7.7 years for favorable lease terms charter out.

NOTE 6—DEFERRED VOYAGE REVENUE

Deferred voyage revenue primarily reflects charter-out amounts collected on voyages that have not yet been completed. In addition, in January 2009, Navios Partners and its counterparty to the Navios Hope charter party mutually agreed for a lump sum amount of approximately $30,443, of which Navios Partners received net of expenses in the amount of $29,589 in February 2009. Under a new charter agreement, the balance of the aggregate value of the original contract is allocated to the period until its original expiration. The amount of $30,443 has been recognized as deferred revenue and amortized over the life of the vessel’s contract in August 2013. As of September 30, 2012 and December 31, 2011, the deferred voyage revenue of $8,530 and $15,150, respectively, included the unamortized amount of the lump sum amount related to Navios Hope of $5,921 and $10,992, respectively. As of September 30, 2012, the current and long-term portion of the lump sum amount was $5,921 and $0, respectively.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 7—BORROWINGS

Borrowings as of September 30, 2012 and December 31, 2011 consisted of the following:

	September 30, 2012	December 31, 2011
Credit facility	$325,842	$326,050
Less current portion	(27,428)	(36,700)

Total long-term borrowings	$298,414	$289,350

As of September 30, 2012, all of our facilities were fully drawn and the total borrowings under the credit facilities amounted to $325,842. As of September 30, 2012, Navios Partners was in compliance with the financial covenants of its credit facilities.

On July 31, 2012, Navios Partners entered into the July 2012 Credit Facility for $290,450. The July 2012 Credit Facility was entered into to refinance and merge Navios Partners’ two existing facilities consisting of the Credit Facility, as amended, and the May 2011 Credit Facility. The July 2012 Credit Facility matures on November 30, 2017. As of September 30, 2012 the outstanding balance was $281,842 and is repayable in 20 installments in various amounts during the term of the July 2012 Credit Facility consisting of $607 (one quarterly installment), $7,707 (17 quarterly installments) and $12,569 (two quarterly installments) with a final payment of $125,082. The July 2012 Credit Facility bears interest at rates ranging from 180 to 205 bps per annum (depending on the loan amount compared to the security value) plus, depending on the length of the interest period, either LIBOR or the actual cost of funds. The refinancing of this facility was accounted for as debt modification in accordance with ASC470 Debt.

On August 8, 2012, Navios Partners entered into the August 2012 Credit Facility, and borrowed an amount of $44,000 to partially finance the acquisitions of the Navios Buena Ventura, the Navios Helios and the Navios Soleil. The August 2012 Credit Facility matures on February 9, 2018 and is repayable in 22 equal quarterly installments of $925 each with a final balloon payment of $23,650 to be repaid on the last repayment date. The August 2012 Credit Facility bears interest at a rate of LIBOR plus 350 bps.

Navios Partners has no undrawn available facilities. Both facilities require compliance with certain financial covenants.

Amounts drawn under the facilities are secured by first preferred mortgages on Navios Partners’ vessels and other collateral and are guaranteed by each vessel-owning subsidiary. The credit facilities contain a number of restrictive covenants that prohibit or limit Navios Partners from, among other things: incurring or guaranteeing indebtedness; entering into affiliate transactions; charging, pledging or encumbering the vessels; changing the flag, class, management or ownership of Navios Partners’ vessels; changing the commercial and technical management of Navios Partners’ vessels; selling or changing the beneficial ownership or control of Navios Partners’ vessels; and subordinating the obligations under the credit facilities to any general and administrative costs relating to the vessels, including the fixed daily fee payable under the management agreement. The credit facilities also require Navios Partners to comply with the ISM Code and ISPS Code and to maintain valid safety management certificates and documents of compliance at all times. The credit facilities also require compliance with a number of financial covenants of Navios Partners, including Net Worth, debt coverage ratios and minimum liquidity. It is an event of default under the loan facilities if such covenants are not complied with.

The maturity table below reflects the principal payments due under its credit facilities for the 12-month periods ended September 30:

Year	Amount
2013	$27,428
2014	34,527
2015	39,389
2016	34,527
2017	39,389
2018 and thereafter	150,582

$325,842

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 8—FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying value amounts of many of Navios Partners’ financial instruments, including cash and cash equivalents, restricted cash, accounts receivable and accounts payable and amounts due to related parties approximate their fair value due primarily to the short-term maturity of the related instruments.

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The carrying amount of the floating rate loans approximates its fair value.

The estimated fair values of the Navios Partners’ financial instruments are as follows:

	September 30, 2012		December 31, 2011
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$23,665	$23,665	$48,078	$48,078
Restricted cash	$28,066	$28,066	$8,468	$8,468
Accounts receivable, net	$8,226	$8,226	$4,835	$4,835
Accounts payable	$(1,985)	$(1,985)	$(2,022)	$(2,022)
Amounts due to related parties	$(19,009)	$(19,009)	$(4,077)	$(4,077)
Long-term debt	$(325,842)	$(325,842)	$(326,050)	$(326,050)

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable. The Company did not use any Level 3 inputs as of September 30, 2012.

	Fair Value Measurements at September 30, 2012 Using
	Total	Level I	Level II	Level III
Cash and cash equivalents	$23,665	$23,665	$—	$—
Restricted cash	$28,066	$28,066	$—	$—
Long-term debt(1)	$(325,842)	$—	$(325,842)	$—

(1)	The fair value of the Company’s debt is estimated based currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account our creditworthiness.

NOTE 9—ISSUANCE OF UNITS

On May 8, 2012, Navios Partners completed its public offering of 4,600,000 common units at $15.68 per unit and raised gross proceeds of approximately $72,128 to fund its fleet expansion. The net proceeds of this offering were approximately $68,729. Pursuant to this offering, Navios Partners issued 93,878 additional general partnership units to its general partner. The net proceeds from the issuance of the general partnership units were $1,472.

On April 13, 2011, Navios Partners completed its public offering of 4,000,000 common units at $19.68 per unit and raised gross proceeds of approximately $78,720 to fund its fleet expansion. The net proceeds of this offering, including the underwriting discount and excluding offering costs of $161 were approximately $75,178. Pursuant to this offering, Navios Partners issued 81,633 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $1,607. On the same date, Navios Partners completed the exercise of the overallotment option previously granted to the underwriters in connection with the offering and issued 600,000 additional common units at the public offering price less the underwriting discount, raising gross proceeds of $11,808 and net proceeds, including the underwriting discount, of approximately $11,277. As a result of the exercise of the overallotment option, Navios Partners issued 12,245 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $241.

On May 19, 2011, Navios Partners acquired from Navios Holdings the vessels Navios Luz for a purchase price of $78,000 and Navios Orbiter for a purchase price of $52,000. The purchase price consisted of 507,916 common units of Navios Partners issued to Navios Holdings and $120,000 cash. The number of the common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the acquisition. For accounting purposes, the common units were valued based on the closing price on the day of the transaction, which was $19.61. Navios Partners issued 10,366 additional general partnership units to the General Partner. The net proceeds from the issuance of the general partnership units were $204.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 10—SEGMENT INFORMATION

Navios Partners reports financial information and evaluates its operations by charter revenues. Navios Partners does not use discrete financial information to evaluate operating results for each type of charter. As a result, management reviews operating results solely by revenue per day and operating results of the fleet and thus Navios Partners has determined that it operates under one reportable segment.

The following table sets out operating revenue by geographic region for Navios Partners’ reportable segment. Revenue is allocated on the basis of the geographic region in which the customer is located. Dry bulk vessels operate worldwide. Revenues from specific geographic region which contribute over 10% of total revenue are disclosed separately.

Revenue by Geographic Region

	Three Month Period ended September 30, 2012	Three Month Period ended September 30, 2011	Nine Month Period ended September 30, 2012	Nine Month Period ended September 30, 2011
Europe	$8,782	$5,912	$21,663	$17,562
Asia	37,765	39,571	113,685	108,035
Australia	2,052	2,052	6,149	5,605
North America	6,941	476	11,152	5,288

Total	$55,540	$48,011	$152,649	$136,490

Vessels operate on a worldwide basis and are not restricted to specific locations. Accordingly, it is not possible to allocate the assets of these operations to specific countries.

NOTE 11—INCOME TAXES

Marshall Islands, Malta and Liberia do not impose a tax on international shipping income. Under the laws of Marshall Islands, Malta and Liberia, the countries of the vessel-owning subsidiaries’ incorporation and vessels’ registration, the vessel-owning subsidiaries are subject to registration and tonnage taxes which have been included in vessel operating expenses in the accompanying consolidated statements of income.

Pursuant to Section 883 of the Internal Revenue Code of the United States, U.S. source income from the international operation of ships is generally exempt from U.S. income tax if the company operating the ships meets certain incorporation and ownership requirements. Among other things, in order to qualify for this exemption, the company operating the ships must be incorporated in a country which grants an equivalent exemption from income taxes to U.S. corporations. All the vessel-owning subsidiaries satisfy these initial criteria. In addition, these companies must meet an ownership test. The management of Navios Partners believes that this ownership test was satisfied prior to the IPO by virtue of a special rule applicable to situations where the ship operating companies are beneficially owned by a publicly traded company. Although not free from doubt, management also believes that the ownership test will be satisfied based on the trading volume and ownership of Navios Partners’ units, but no assurance can be given that this will remain so in the future.

NOTE 12—COMMITMENTS AND CONTINGENCIES

Navios Partners is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where Navios Partners believes that a liability may be probable, and for which the amounts are reasonably estimable, based upon facts known at the date the financial statements were prepared.

Management believes, the ultimate disposition of these matters will be immaterial to Navios Partners’ financial position, results of operations or liquidity.

In January 2011, Korea Line Corporation (“KLC”) which is the charterer of the Navios Melodia filed for receivership. The charter contract was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub-charterer pays Navios Partners directly.

The future minimum commitments for the 12-month periods ended September 30, of Navios Partners under its charter-in contracts, net of commissions, are as follows:

Amount
2013	$9,864
2014	7,848
2015	2,238

$19,950

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 13—TRANSACTIONS WITH RELATED PARTIES AND AFFILIATES

Management fees: Pursuant to the Management Agreement dated November 16, 2007, which was revised in October 2009 and 2011, the Manager, a wholly owned subsidiary of Navios Holdings, provides commercial and technical management services to Navios Partners’ vessels for a daily fee of: (a) $4.65 daily rate per Ultra-Handymax vessel; (b) $4.55 daily rate per Panamax vessel; and (c) $5.65 daily rate per Capesize vessel until December 31, 2013.

These daily fees cover all of the vessels’ operating expenses, including the cost of dry dock and special surveys. Total management fees for the three and nine month periods ended September 30, 2012 amounted to $8,452 and $23,009, respectively. Total management fees for the three and nine month periods ended September 30, 2011 amounted to $7,093 and $19,607, respectively.

General and administrative expenses: Pursuant to the Administrative Services agreement dated November 16, 2007, the Manager also provides administrative services to Navios Partners, which include bookkeeping, audit and accounting services, legal and insurance services, administrative and clerical services, banking and financial services, advisory services, client and investor relations and other. The Manager is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. Navios Partners extended the duration of its existing Administrative Services Agreement with the Manager pursuant to the same terms, until December 31, 2017.

Total general and administrative expenses charged by Navios Holdings for the three and nine month periods ended September 30, 2012 amounted to $1,024 and $2,833, respectively. Total general and administrative expenses charged by Navios Holdings for the three and nine month periods ended September 30, 2011 amounted to $900 and $2,547, respectively.

Balance due to related parties: Included in the current liabilities as of September 30, 2012 was an amount of $19,009, which represented the current account payable to Navios Holdings and its subsidiaries. The balance mainly consisted of the management fees outstanding amounted to $15,774 and administrative service fees and other payables that amounted to $3,235. Amounts due to related parties as of December 31, 2011 were $4,077.

Vessels: On June 15, 2012, Navios Partners acquired from Navios Holdings, the Navios Buena Ventura for a purchase price of $67,500. Favorable lease terms recognized through this transaction amounted to $21,193 and were related to the acquisition of the rights on the time charter-out contract of the vessel.

On May 19, 2011, Navios Partners acquired from Navios Holdings, the Navios Luz for a purchase price of $78,000 and the Navios Orbiter for a purchase price of $52,000. Favorable lease terms recognized through this transaction amounted to $22,879 for the Navios Luz and $20,901 for the Navios Orbiter and were related to the acquisition of the rights on the time charter-out contracts of the vessels. The purchase price consisted of 507,916 common units issued to Navios Holdings valued at $9,960 and cash of $120,000. The number of common units issued was calculated based on a price of $19.6883 per common unit, which was the NYSE volume weighted average trading price of the common units for the ten business days immediately prior to the date of the acquisition.

In February 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Apollon. The term of this charter is approximately two years commencing in February 2012, at a daily rate of $12,500 net per day for the first year and $13,500 net per day for the second year, plus 50/50 profit sharing based on actual earnings. For the nine month period ended September 30, 2012, the total revenue of Navios Partners from Navios Holdings amounted to $2,889.

In May 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Prosperity. The term of this charter is approximately one year commencing in May 2012, at a daily rate of $12,000 net per day plus profit sharing the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party. For the nine month period ended September 30, 2012, the total revenue of Navios Partners from Navios Holdings amounted to $1,408.

In September 2012, Navios Partners entered into a charter with a subsidiary of Navios Holdings for the Navios Libra. The term of this charter is approximately three years commencing in October 2012, at a daily rate of $12,000 net per day plus 50/50 profit sharing based on actual earnings.

Others: Navios Partners has entered into an Omnibus Agreement with Navios Holdings pursuant to which Navios Holdings and its controlled affiliates (other than us, our general partner and our subsidiaries) generally agreed not to acquire or own Panamax or Capesize drybulk carriers under time charters of three or more years without the consent of our general partner. The Omnibus Agreement, however, contains significant exceptions that allow Navios Holdings or any of its controlled affiliates to compete with us under specified circumstances which could harm our business. In addition, concurrently with the successful consummation of the initial business combination by Navios Maritime Acquisition Corporation, or Navios Acquisition, on May 28, 2010, because of the overlap between Navios Acquisition, Navios Holdings and us, with respect to possible acquisitions under the terms of our Omnibus Agreement, we entered into a business opportunity right of first refusal agreement which provides the types of business opportunities in the marine transportation and logistics industries, we, Navios Holdings and Navios Acquisition must share with the each other.

On January 1, 2012, in accordance with the terms of the partnership agreement, all of the outstanding subordinated units converted into 7,621,843 shares of common units (conversion excluded the subordinated Series A units). On June 29, 2012, in accordance with the terms of the partnership agreement, the outstanding subordinated Series A units converted into 1,000,000 shares of common units. As of September 30, 2012, Navios Holdings held a total of 14,223,763 common units, representing a 23.2% common interest in Navios Partners.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

NOTE 14—CASH DISTRIBUTIONS AND EARNINGS PER UNIT

The partnership agreement of Navios Partners requires that all available cash is distributed quarterly, after deducting expenses, including estimated maintenance and replacement capital expenditures and reserves. Distributions may be restricted by, among other things, the provisions of existing and future indebtedness, applicable partnership and limited liability company laws and other laws and regulations. The amount of the minimum quarterly distribution is $0.35 per unit or $1.40 per unit per year and is made in the following manner:

•	First, 98% to all unitholders, pro rata not including holder of subordinated Series A units;

Thereafter there is incentive distribution rights held by the General Partner, which are analyzed as follows:

		Marginal Percentage Interest in Distributions
	Total Quarterly Distribution Target Amount	Common and Subordinated Unitholders (1) (2)	General Partner
Minimum Quarterly Distribution	$ 0.35	98%	2%
First Target Distribution	up to $0.4025	98%	2%
Second Target Distribution	above $0.4025 up to $0.4375	85%	15%
Third Target Distribution	above $0.4375 up to $0.525	75%	25%
Thereafter	above $0.525	50%	50%

(1)	As of January 1, 2012, all subordinated units, excluding subordinated Series A units, were converted into common units.
(2)	As of June 29, 2012, all subordinated Series A units were converted into common units.

On January 24, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended December 31, 2011 of $0.44 per unit. The distribution was paid on February 14, 2012 to all holders of record of common and general partner units (not including holders of subordinated Series A units) on February 9, 2012. The aggregate amount of the declared distribution was $24,829.

On April 25, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended March 31, 2012 of $0.44 per unit. The distribution was paid on May 14, 2012 to all holders of record of common and general partner units (not including holders of subordinated Series A units) on May 10, 2012. The aggregate amount of the declared distribution was $26,923.

On July 23, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended June 30, 2012 of $0.4425 per unit. The distribution was paid on August 13, 2012 to all holders of record of common and general partner units on August 8, 2012. The aggregate amount of the declared distribution was $27,563.

Navios Partners calculates earnings per unit by allocating reported net income for each period to each class of units based on the distribution waterfall for available cash specified in Navios Partners’ partnership agreement. Basic earnings net income per unit is determined by dividing net income by the weighted average number of units outstanding during the period. Diluted earnings per unit is calculated in the same manner as net income per unit, except that the weighted average number of outstanding units increased to include the dilutive effect of outstanding unit options or phantom units. There were no options or phantom units outstanding during the three and nine months ended September 30, 2012 and 2011.

The General Partner’s interest in net income is calculated as if all net income for the year was distributed according to the terms of Navios Partners partnership agreement, regardless of whether those earnings would or could be distributed. Navios Partners partnership agreement does not provide for the distribution of net income; rather, it provides for the distribution of available cash, which is a contractually defined term that generally means all cash on hand at the end of each quarter less the amount of cash reserves established by Navios Partners’ board of directors to provide for the proper conduct of Navios Partners’ business including reserves for maintenance and replacement capital expenditure and anticipated credit needs.

NAVIOS MARITIME PARTNERS L.P.

UNAUDITED CONDENSED NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars except unit prices and amounts)

The calculations of the basic and diluted earnings per unit are presented below.

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Net income	$22,143	$16,563	$55,761	$46,674
Earnings attributable to:
Common unit holders	21,700	16,231	54,646	44,095
Subordinated unit holders	—	—	—	1,645
General partner unit holders	443	332	1,115	934
Subordinated Series A unit holders	—	—	—	—
Weighted average units outstanding (basic and diluted)
Common unit holders	60,109,163	46,887,320	57,303,324	44,911,890
Subordinated unit holders	—	7,621,843	—	7,621,843
General partner unit holders	1,226,721	1,132,843	1,182,866	1,092,528
Subordinated Series A unit holders	—	1,000,000	—	1,000,000
Earnings per unit (basic and diluted):
Common unit holders	$0.36	$0.35	$0.95	$0.98
Subordinated unit holders	$—	$—	$—	$0.22
General partner unit holders	$0.36	$0.29	$0.94	$0.85

	Three Month Period Ended		Nine Month Period Ended
	September 30, 2012	September 30, 2011	September 30, 2012	September 30, 2011
Earnings per unit — distributed (basic and diluted):
Common unit holders	$0.44	$0.44	$1.35	$1.32
Subordinated unit holders	$—	$0.44	$—	$1.31
General partner unit holders	$0.79	$0.75	$2.35	$2.15
Loss per unit — undistributed (basic and diluted):
Common unit holders	$(0.08)	$(0.09)	$(0.40)	$(0.34)
Subordinated unit holders	$—	$(0.44)	$—	$(1.09)
General partner unit holders	$(0.43)	$(0.46)	$(1.41)	$(1.30)

NOTE 15—RECENT ACCOUNTING PRONOUNCEMENTS

Fair Value Disclosures

In January 2010, the FASB issued amended standards requiring additional fair value disclosures. The amended standards require disclosures of transfers in and out of Levels 1 and 2 of the fair value hierarchy, as well as requiring gross basis disclosures for purchases, sales, issuances and settlements within the Level 3 reconciliation. Additionally, the update clarifies the requirement to determine the level of disaggregation for fair value measurement disclosures and to disclose valuation techniques and inputs used for both recurring and nonrecurring fair value measurements in either Level 2 or Level 3. Navios Partners adopted the new guidance in the first quarter of fiscal 2010, except for the disclosures related to purchases, sales, issuance and settlements, which was effective for Navios Partners beginning in the first quarter of fiscal 2012. The adoption of the new standards did not have a significant impact on Navios Partners’ consolidated financial statements.

NOTE 16—SUBSEQUENT EVENTS

On October 18, 2012, the Board of Directors of Navios Partners authorized its quarterly cash distribution for the three month period ended September 30, 2012 of $0.4425 per unit. The distribution is payable on November 13, 2012 to all holders of record of common and general partner units on November 8, 2012. The aggregate amount of the declared distribution is anticipated to be $27,563.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: October 24, 2012